CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (13,252)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	3,736
Changes in operating assets and liabilities	
Receivables for commissions and fees	8,622
Prepaid expenses and other receivables	20,461
Prepaid federal income taxes	(854)
Accounts payable and other liabilities	(10,858)
Commissions payable	(6,238)
Net cash provided by operating activities	1,617
NET CHANGE IN CASH AND CASH EQUIVALENTS	1,617
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	204,341
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 205,958

The accompanying notes are an integral part of the financial statements.